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SEC FILE NUMBER
8-67541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUNSTREET SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10320 W. MCDOWELL RD. BLDG F, SUITE 6018
(No. and Street)

AVONDALE	AZ	85392
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Haddad	(800) 823-1822	mhaddad@sunstreetsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Munib Haddad, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUNSTREET SECURITIES, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SELENE ARRIETA, NOTARY PUBLIC
COMM. NO. 652592
MARICOPA CO., AZ
COMM. EXP. 06-29-27

Signature: Munib Haddad

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sunstreet Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2023

Contents





Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member's of Sunstreet Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC (the "Company") as of December 31, 2023, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 23, 2024

We have served as the auditor for Sunstreet Securities, LLC since 2022.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

Sunstreet Securities, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2023

ASSETS

Current assets:

Cash and cash equivalents	$	19,203
Accounts receivable		34,056
Deposits		25,373
Total current assets		78,632
Property and equipment, net (Note 4)		810
Total assets	$	79,442

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:

Accounts payable	$	27,237
Total current liabilities		27,237

Member's equity:

Member's capital		54,000
Retained Earnings		(1,795)
		52,205
Total liabilities and member's equity	$	79,442

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Operations
For the year ended December 31, 2023

Revenue:

Sales commission revenue	$	35,089
Insurance based products sales revenue		127,933
Mutual funds sales revenue		49,746
Mutual funds 12b-1 fee revenue		133,902
Advisory services fee income		89,789
Other income		98,682
Total revenue	$	535,141

Expenses:

Regulatory and licensing Fees		33,516
Commission and fee Expense		335,993
Technology and communication		10,264
Professional and consulting fees		1,450
Depreciation Expense		118
Office lease and expenses		24,509
Payroll Expenses		28,317
General and administrative expenses		7,789
Total expenses	$	441,956

Net Income	$	93,185

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Cash Flow
For the year ended December 31, 2023

Cash flows from operating activities:		
Net Income	$	93,185
Adjustments to reconcile income to net cash provided by operations:		
Depreciation expense		118
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		-5,973
Deposit		-119
(Increase) decrease in liabilities:		
Accounts payable		2,810
Net cash used by operating activities		90,021
Cash flows from investing activities:		
Purchase of property and equipment		-838
Net cash used by investing activities		-838
Cash flows from financing activities:		
Distribution to member		-86,500
Net cash used by financing activities		-86,500
Net change in cash		2,683
Cash, beginning of the year		16,520
Cash, end of the year	$	19,203

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Statement of Changes in Ownership Equity
For the year ended December 31, 2023

	Member's Capital	Retained Losses	Total Member's Equity
Balance at December 31, 2022	$ 54,000	$ (8,480)	$ 45,520
Distributions		(86,500)	(86,500)
Net income		93,185	93,185
Balance at December 31, 2023	$ 54,000	$ (1,795)	$ 52,205

The accompanying notes are an integral part of these financial statements.

Sunstreet Securities, LLC
Footnotes to Financial Statements
For the year ended December 31, 2023

1.   ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2023.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

3.   REVENUE RECOGNITION

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company would (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue

The Company has entered into a clearing agreement with a clearing broker, RBC Capital Markets LLC, whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Investment Company Shares & Insurance-based Product Commission Revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives revenue from the sale of shares, which are sold via application ("subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor ("sponsor"), at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

12b-1 Service Fee Revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Investment Advisory Fee Revenue

The Company's advisory customers enter into an investment advisory agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged the customer is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company manages the customer's assets. The Company has satisfied its obligation if it has provided its services through the date of invoice to the customer, at which time investment advisory fee revenue is recognized.

Receivables

Amounts due from clearing firms, investment companies and insurance companies are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

4.   **FURNITURE AND EQUIPMENT**

Office Furniture and equipment	$ 15,649
Less: Accumulated depreciation	(14,839)
At December 31, 2023:	$ 810

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2023, was $118.

5.   COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases/Related Party

The Company does not maintain any lease commitments as of December 31, 2023. The Company, however, pays ongoing month to month office lease to a holding business entity to which the Company's member has ownership interest.

Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims. etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Risk Deposit

On January 13, 2012, the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. Subsequently, the Company was required to make additional 12 monthly deposits beginning in January 2014 and ending in December 2014 for the amount of $833 each month. As of December 31, 2023, the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

6.   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2023, the Company had no cash deposits in excess of the FDIC coverage.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2023, the Company had net capital of $47,271 which was $42,271 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 57.62%

8.   RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. The company also conducts other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable, and promptly transmitted to the issuer or its agent. The company does not carry accounts of or for customers and does not carry proprietary accounts (as defined in Rule 15c3-3). Because of such exemptions, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9.   SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2023, the Company had SIPC net operating revenue $142,244 with a general assessment of $213. The Company plans to pay the assessment timely.

10.   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 23, 2024, which is the date the financial statements were available to be issued.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023

Sunstreet Securities, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Computation of Net Capital

Total Stockholder's Equity	$	52,205
Allowable Subordinated Loans		-
Non-Allowable Assets		4,934
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	47,271

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,817
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	42,271

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	27,237
Percentage of Aggregate Indebtedness to Net Capital		57.62%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Sunstreet Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $47,271 which was $42,271 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 57.62%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to 15c3-3(k)(2)(ii) and footnote 74 of SEC Release No. 34-70073.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

Sunstreet Securities, LLC

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2023



Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

<u>Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3</u>

Exemption and No Exemption: 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release No. 34-70073

Munib Said Haddad
Sunstreet Securities, LLC
10320 W. McDowell Rd., Bldg. F, Suite 6018
Avondale, AZ 85392

Dear Munib Said Haddad:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Sunstreet Securities, LLC identified 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release No. 34-70073 as the provisions under 17 C.F.R. § 15c3-3(k) under which it claims exemption and no exemption, respectively, from 17 C.F.R. §240.15c3-3. Sunstreet Securities, LLC stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as represented in the Exemption Report provided to us.

Sunstreet Securities, LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant Footnote 74 of SEC Release No. 34-70073 for non-covered business, and that Sunstreet Securities, LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Sunstreet Securities, LLC does not carry accounts of customers and Sunstreet Securities, LLC does not carry proprietary accounts as defined in Rule 15c3-3. Sunstreet Securities, LLC stated that it has met the requirements to operate pursuant to Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception, or, with exception as represented in the Exemption Report provided to us.

Sunstreet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunstreet Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 23, 2024



Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

Sunstreet Securities, LLC
10320 W. McDowell Rd., Bldg. F, Suite 6018
Avondale, AZ 85392

Sunstreet Securities, LLC's Exemption Report

February 23, 2024

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Sunstreet Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

   The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sunstreet Securities, LLC

I, Mike S. Haddad, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

[signature]

CEO

Sunstreet Securities, LLC

<u>Supplementary Auditor's Agreed Upon Procedures Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2023



Tuttle & Bond, PLLC
Certified Public Accountants

Sunstreet Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023

<u>Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7</u>

Sunstreet Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2023, which were agreed to by Sunstreet Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Sunstreet Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Sunstreet Securities, LLC's management is responsible for Sunstreet Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2023 through December 31, 2023 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 23, 2024



Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

Sunstreet Securities, LLC
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2023

SUNSTREET SECURITIES, LLC
December 31, 2023
SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due - SIPC 7	$	213			
Overpayment Applied	$	-			
Balance Due after SIPC 6 Payment and Applied Overpayment	$	108			
Paid with SIPC 6	$	105	July 29, 2023	1424	SIPC
Paid with SIPC 7	$	108	January 30, 2024	ACH	SIPC
Total Paid	$	213			
Reconciled Difference (Overpayment) Underpayment	$	0			